

SEC[illegible] MISSION

12062834

11/30/12

DD 11/21

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2011 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fenimore Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, P.O. Box 399
(No. and Street)

Cobleskill (City) NY (State) 12043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph A. Bucci 518-234-4393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/21

OATH OR AFFIRMATION

I, **Joseph A. Bucci**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of **September 30**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public

KATHY LYNN DAVIS
Notary Public State of New York
Qualified in Schoharie County
Reg. No. 01DA4969466
Commission Expires 7-16-14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC ACCOUNTANTS
BBD

FENIMORE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-(5) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED SEPTEMBER 30, 2012

FENIMORE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-(5) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

YEAR ENDED SEPTEMBER 30, 2012

FENIMORE SECURITIES, INC.

CONTENTS


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Fenimore Securities, Inc.

We have audited the statement of financial condition of Fenimore Securities, Inc. as of September 30, 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenimore Securities, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2012

FENIMORE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

September 30, 2012

ASSETS

Cash	$63,685
Other assets	319
Total assets	$64,004

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued expenses	$12,050
Due to Fenimore Asset Management, Inc.	3,510
Total liabilities	15,560
STOCKHOLDER'S EQUITY	
Capital stock, no par value; 1,000 shares authorized 100 shares issued and outstanding	37,000
Retained earnings	11,444
Total stockholder's equity	48,444
Total liabilities and stockholder's equity	$64,004

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF INCOME

Year ended September 30, 2012

INCOME	
Shareholder servicing and distribution fees	$ 47,068
Interest income	84
Total income	47,152
EXPENSES	
Distribution fees	46,882
FINRA/Blue Sky fees	28,918
Professional services	12,000
Other expenses	1,844
Franchise taxes	50
Total expenses	89,694
Less: Expense reimbursements	(42,626)
Net expenses	47,068
NET INCOME	$ 84

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30, 2012

	Capital Stock	Retained Earnings	Total
BALANCE, beginning of year	$37,000	$11,360	$48,360
Net income	-	84	84
BALANCE, end of year	$37,000	$11,444	$48,444

See accompanying notes

FENIMORE SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 84
Adjustments to reconcile net income to net cash used for operating activities	
Decrease in	
Shareholder servicing and distribution fees receivable	1,329
Other assets	862
Increase/(decrease) in	
Accrued expenses	(13,694)
Due to Fenimore Asset Management, Inc.	574
Net cash used for operating activities and net decrease in cash	(10,845)
CASH	
Beginning of year	74,530
End of year	$ 63,685

See accompanying notes

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Fenimore Securities, Inc. (the ***"Company"***) is a broker-dealer, registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (***"FINRA"***), whose sole business is the distribution of shares of registered open-end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Cash

The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits. Interest-bearing deposits are carried at cost.

Income and Expense Recognition

Interest income and shareholder servicing and distribution fees are accrued as earned. Expenses are accrued as incurred.

Income Taxes

The Company, with the consent of its stockholder, has elected S Corporation status for U.S. and New York income tax purposes. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for U.S. and/or New York income taxes has been included in the accompanying financial statements.

The Company has evaluated the tax positions taken in preparing its Federal and New York income tax returns, including the determination that it qualifies for Federal and New York tax purposes as an S Corporation, and has determined that none of its tax positions are uncertain. Federal and New York tax returns filed by the Company within the three years ended September 30, 2012 are subject to examination by taxing authorities, including the Internal Revenue Service. No examination of the Company's income tax returns is currently in progress.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(2) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (***"Rule 15c3-1"***). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2012, and as more fully described in Schedule I, the Company had net capital of $48,125, which was $23,125 in excess of its required net capital of $25,000. The Company's net capital ratio was .32 to 1.

(3) DISTRIBUTION AGREEMENT AND RELATED PARTIES

The Company has entered into a Distribution Agreement with Fenimore Asset Management Trust (the ***"Trust"***), an affiliated company and an open-end management investment company registered under the Investment Company Act of 1940. The Company's stockholder is a trustee of the Trust. According to the Distribution Agreement, the Company is permitted to act as an exclusive agent to sell and arrange for the sale of the shares of the Trust. On July 1, 2003, the Trust, on behalf of the Advisor Class Shares (the ***"Shares"***) of each of its two separate series, the FAM Value Fund and the FAM Equity-Income Fund (the ***"Funds"***), adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the ***"Plan"***), as described in the Trust's current prospectus. Under the Plan, the Funds pay the Company a total of 1.00% per annum, comprising 0.75% distribution and 0.25% shareholder servicing fees, of the Shares' average daily net assets in each of the Funds. These fees are calculated daily and paid by the Funds to the Company monthly.

On a quarterly basis, the Company will pay those dealers with which it has entered into agreements for the sale of the Funds' Advisor Class Shares up to 1.00% of the average daily net assets of those Shares purchased or acquired through such dealer, provided that the shares are owned by the dealer as nominee for the customer on the last business day of the quarter.

During the year ended September 30, 2012, the Company received $47,068 from the Funds under the Plan, and incurred $46,882 for dealers' distribution costs.

The Advisor Class Shares of the Funds were terminated on August 31, 2012 and outstanding Advisor Class Shares were converted to Investor Class Shares in a non-taxable conversion. As such, the Company will no longer be receiving shareholder servicing and distribution fees from the Funds or paying the corresponding distribution fees to the dealers.

The Company has entered into the Administrative Service Agreement (the ***"Service Agreement"***) with FAM Shareholder Services, Inc., an affiliated company whose sole stockholder is also the stockholder of the Company. The Service Agreement stipulates that FAM Shareholder Services, Inc. is to provide the services of its employees in the conduct of the Company's business, office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filings with government agencies. The Company is not charged for any costs related to these services and, therefore, these expenses are not reflected in the Company's Statement of Income. The Service Agreement is terminable on 60-days written notice by either party.

The Company has entered into an Expense Reimbursement Agreement (the ***"Reimbursement Agreement"***) with Fenimore Asset Management, Inc. (the ***"Investment Manager"***), an affiliated company whose principal stockholder is the stockholder of the Company. The Investment Manager provides investment management services to the Funds under the terms of an Investment Management Agreement between it and the Trust. The Reimbursement Agreement requires the Investment Manager to reimburse the Company for all its expenses which are not covered by FAM Shareholder Services, Inc. under the Service Agreement described in the previous paragraph. The Reimbursement Agreement is terminable upon 90-days written notice and/or upon termination of either the Trust's Investment Management Agreement with the Investment Manager or the Distribution Agreement. During the year ended September 30, 2012, the Investment Manager reimbursed the Company $42,626. As of September 30, 2012, the Company owed the Investment Manager $3,510.

(4) CONTINGENCIES AND COMMITMENTS

In the normal course of business, the Company enters into a variety of undertakings containing a variety of warrantees and indemnifications that may expose the Company to some risk of loss. The amount of future loss, if any, arising from such undertakings, while not quantifiable, is not expected to be significant.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 12, 2012, the date of the Company's financial statement issuance and determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

FENIMORE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

September 30, 2012	**Schedule I**
Total stockholder's equity from statement of financial condition	$48,444
Deductions	
Nonallowable assets	
Other assets	(319)
Net capital	$48,125
Aggregate indebtedness	
Accrued expenses and other liabilities	$15,560
Total aggregate indebtedness	$15,560
Computation of basic net capital requirement	
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)	$25,000
Excess in net capital	$23,125
Ratio of aggregate indebtedness to net capital	.32 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the FINRA.

FENIMORE SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15c3-3

September 30, 2012 **Schedule II**

For the year ended September 30, 2012, the distribution transactions of the Company have been limited to the sale and redemption of redeemable securities of registered open-end investment companies, and the Company is, therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Fenimore Securities, Inc.

In planning and performing our audit of the financial statements of Fenimore Securities, Inc. (the ***"Company"***) as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the ***"SEC"***), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors and management of the Company, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2012


BBD
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM OF EXCLUSION FROM SIPC MEMBERSHIP

To the Board of Directors and Stockholder
Fenimore Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the Securities Investor Protection Corporation (***"SIPC"***) for the year ended September 30, 2012, which were agreed to by Fenimore Securities, Inc. (***"the Company"***) and solely to assist you and other specified parties in evaluating the Company's claim of exclusion from SIPC membership on Form SIPC-3. The Company's management is responsible for the Company's claim of exclusion from SIPC membership. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the quarterly rule 12b-1 expenses from the records of the affiliated registered open end investment companies to the quarterly revenue recorded by the Company, noting immaterial differences;
2. Compared the revenue amount reported in the Company's annual audited financial statements for the year ended September 30, 2012, with the sum of the amounts observed in item #1, above, noting no differences and noting that the amount so observed represented materially all of the Company's revenue for the year ended September 30, 2012;
3. Recomputed the Company's affiliated registered open end investment companies' rule 12b-1 expenses for the 12-month period ended September 30, 2012 based upon said investment companies' records of their average net assets and the contractual 12b-1 plan fee rate and reconciled the sum of the amounts so computed to the Company's total revenue for the year ended September 30, 2012 to within an immaterial amount; and
4. Inquired of, and was informed by management that the Company's sole source of revenue is from activities related to the distribution of shares of affiliated open end registered management investment companies paid to the Company under a plan adopted under rule 12b-1 of the Investment Company Act of 1940.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the board of directors, stockholder and management of Fenimore Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
November 12, 2012

BBD, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ACCOUNTING • AUDIT • TAX • BUSINESS ADVISORY
1835 MARKET STREET, 26TH FLOOR • PHILADELPHIA, PA 19103 • T: 215/567-7770 • F: 215/567-6081 • www.bbdcpa.com